Exhibit 12.1

FORM OF OPINION AND CONSENT

[May [*], 2022]

ReAlpha Asset Management, Inc.

6515 Longshore Loop, Suite 100

Dublin, Ohio 43017

Re:	Securities Qualified under Offering Statement on Form 1-A POS

Ladies and Gentlemen:

We have acted as counsel to you in connection with your filing of an amendment to the Offering Statement on Form 1-A POS(as amended or supplemented, the “Offering Statement”) pursuant to the Securities Act of 1933, as amended (the “Securities Act”), relating to the re-qualification by the request of the issuer, dated [       ], of the offering by ReAlpha Asset Management, Inc., a Delaware corporation (the “Company”), of up to $75,000,000 in shares (the “Shares”) of the Company’s common stock, $0.001 par value per share.

We have reviewed such documents and made such examination of law as we have deemed appropriate to give the opinions set forth below. We have relied, without independent verification, on certificates of public officials and, as to matters of fact material to the opinions set forth below, on certificates of officers of the Company.

The opinion set forth below is limited to the Delaware General Corporation Law.

Based on the foregoing, we are of the opinion that the Shares have been duly authorized and, upon issuance and delivery against payment therefor in accordance with the terms of that certain Subscription Agreement, a form of which is contained in Exhibit 4.1 of the Offering Statement, the Shares will be validly issued, fully paid and non-assessable.

We hereby consent to the inclusion of this opinion as Exhibit 12.1 to the Offering Statement and to the references to our firm under the caption “Legal Matters” in the Offering Statement. In giving our consent, we do not admit that we are in the category of persons whose consent is required under Section 7 of the Securities Act or the rules and regulations thereunder.

BROUSE MCDOWELL, LPA